SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: December 21, 2004

Peter D. Bewley
Senior Vice President - General Counsel

Date: December 21, 2004

Gerald E. Johnston
Chief Executive Officer and
President

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: December 21, 2004

/s/ PETER D. BEWLEY
Peter D. Bewley
Senior Vice President -
General Counsel

Date: December 21, 2004

/s/ GERALD E. JOHNSTON
Gerald E. Johnston
Chief Executive Officer and
President

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
For the fiscal years ended June 30, 2004 and 2003
with Report of Independent Registered public Accounting Firm

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Schedules

For the fiscal years ended June 30, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Registered Public Accounting Firm

To the participants and Employee Benefits Committee of
The Clorox Company Employee Retirement Investment Plan for Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2004 and 2003, and the changes in its net assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of late remittances as of June 30, 2004, are presented for the purpose of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

November 12, 2004

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30,			
	2004		2003	
Assets				
Investments, at fair value	$	3,428,221	$	2,631,263
Contributions receivable from employer		319,120		334,982
Net assets available for benefits	$	3,747,341	$	2,966,245

See accompanying notes to the Financial Statements.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
Additions		
Investment income:		
Interest income and dividends	$ 70,248	$ 58,998
Net appreciation in fair value of investments	385,447	39,881
	455,695	98,879
Contributions:		
Participants'	139,251	126,115
Employers'	382,972	399,286
Total contributions	522,223	525,401
Total additions	977,918	624,280
Deductions		
Benefit payments to participants	196,822	132,300
Total deductions	196,822	132,300
Net Increase	781,096	491,980
Net assets available for benefits:		
Beginning of year	2,966,245	2,474,265
End of year	$ 3,747,341	$ 2,966,245

See accompanying notes to the Financial Statements.

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which was established effective December 1, 1996, is a defined contribution plan covering most salaried and non-union hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. Effective April 1, 2004, T. Rowe Price Retirement Plan Services, Inc. became the Plan's record-keeper and custodian, succeeding Putnam Fiduciary Trust Company.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary Value Sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2004 and 2003, the Parent Company approved a Value Sharing contribution of 7.63% and 9.5%, respectively, of eligible compensation. The Value Sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company, not to exceed 7% of that eligible participant's compensation. Fully-vested participants received amounts in excess of 7% in cash or had such amounts contributed on their behalf to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees.

1. Description of the Plan (continued)

Value Sharing Contributions (continued)

Non-vested participants had amounts in excess of the 7% deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the Value Sharing contributions.

Participant Contributions

Participants may elect, immediately after their date of hire, to contribute from 2% to 10% of their total Plan defined compensation to their separate accounts each payroll period. Participant contributions, including catch-up contributions, are subject to limits specified under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants may elect to change their contribution percentages at any time.

Matching Contributions

The Companies match 100% of the eligible participant's contributions, up to a maximum of $1,000 per participant per Plan year. Employees are eligible for the Companies' match after completing one year of service.

Investment Options

Participants direct their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in the Clorox Company's common stock, mutual funds, and a money market fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (continued)

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon. Participants' vested interest in the Value Sharing contribution is determined in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3	34%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criteria are met.

Participant Loans

Participants may obtain up to two loans for a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at time of the loan. Principal and accrued interest are repaid ratably through payroll deductions. At June 30, 2004, there were 73 such loans with interest ranging from 5.0% to 10.5%.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

1. Description of Plan (continued)

Administrative Expenses

The Parent Company pays administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan's investments are stated at approximate fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at fiscal year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stocks, including the Parent Company's common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date basis.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of June 30, 2004 and 2003, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	June 30,	
	2004	2003
The Clorox Company Common Stock	$ 1,220,187	$ 955,916
Federated Prime Obligation Money Market Fund	648,021	518,426
Dodge & Cox Balanced Fund	362,691	*
Participants' Loans	299,125	269,931
T.Rowe Price U.S. Bond Index Fund	259,681	*
Putnam Fund for Growth and Income	*	206,175
Fidelity U.S. Bond Index Fund	*	219,882

*Investment was less than 5% of the fair value of the Plan's net assets as of June 30.

3. Investments (continued)

The Plan's investments (including investments purchased, sold, and held during the year) had net appreciation in fair value as determined by quoted market prices as follows:

	Fiscal Year Ended June 30,	
	2004	2003
The Clorox Company Common Stock	$ 259,030	$ 26,826
Shares of registered investment companies	126,417	13,055
Net appreciation in fair value	$ 385,447	$ 39,881

4. Parties-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provision of ERISA. During 2004 the Plan made purchases of $222,596 and sales of $223,473 of the Company's common stock.

Certain Plan investments are represented by shares of mutual funds managed by T. Rowe Price Trust Company ("T. Rowe Price") and by Putnam Fiduciary Trust Company ("Putnam"). Putman was the recordkeeper prior to April 1, 2004, and T. Rowe Price has been the recordkeeper since April 1, 2004. Transactions with both Putnam and T. Rowe Price qualify as party-in-interest transactions.

5. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury department dated August 10, 1999, stating that the Plan meets the requirements of section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Supplemental Schedules

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760
Plan Number: 007

Schedule H, Line 4(a) - Schedule of Late Remittances

June 30, 2004

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-In-Interest	(c) Description of Transactions	(h) Cost of Asset	(i) Current Value of Asset	Days	(j) Repaid Interest *
The Clorox Company	Employer/Plan Sponsor	Late remittance of participant deferrals from 08/03/03 to 08/26/03	$15,902	$15,902	17	$ -
The Clorox Company	Employer/Plan Sponsor	Late remittance of participant deferrals from 11/8/03 to 12/17/03	$14,375	$14,375	26	-
The Clorox Company	Employer/Plan Sponsor	Late remittance of participant deferrals from 11/28/03 to 12/23/03	$13,471	$13,471	18	-
The Clorox Company	Employer/Plan Sponsor	Late remittance of participant deferrals from 2/4/04 to 2/25/04	$13,131	$13,131	16	-
The Clorox Company	Employer/Plan Sponsor	Late remittance of participant deferrals from 05/08/04 to 06/07/04	$12,045	$12,045	21	-
The Clorox Company	Employer/Plan Sponsor	Late remittance of participant deferrals from 05/22/04 to 06/18/04	$12,025	$12,025	20	-
						$ -

Columns (d) – (g) are not applicable.

* The plan sponsor is in the process of determining the applicable interest in order to fully correct the late remittances.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760
Plan Number: 007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

June 30, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	The Clorox Company Common Stock	22,688 shares	$ 1,220,187
	Money Market Fund:		
	Federated Prime Obligation Money Market Fund	648,021 shares	648,021
	Mutual Funds:		
	Dodge & Cox Balanced Fund	19,563 shares	362,691
*	T.Rowe Price U.S. Bond Index Fund	24,638 shares	259,681
*	T. Rowe Price Mid-Cap Growth Fund	3,780 shares	174,669
	Vanguard Institutional Index Fund	1,565 shares	163,566
*	T. Rowe Price Growth Stock Fund	4,515 shares	112,637
*	T. Rowe Price Small Cap Value Fund	2,284 shares	74,139
	American Funds EuroPacific Growth Fund	1,724 shares	54,612
	Vanguard Mid-Cap Index Fund	2,977 shares	41,446
	Vanguard Target TRMT 2025	1,618 shares	17,447
			1,260,888
*	Participant Loans	Interest rates ranging from 5.0 to 10.5%, due in one to five years from date of loan	299,125
	Total Investments		$ 3,428,221

*Indicates a party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed.

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-41131 pertaining to the Clorox Company Employee Retirement Investment Plan for Puerto Rico of our report dated November 12, 2004, with respect to the financial statements and schedules of the Clorox Company Employee Retirement Investment Plan for Puerto Rico included in this Annual Report on Form 11-K for the year ended June 30, 2004.

Ernst & Young LLP

San Juan, Puerto Rico
December 17, 2004